Indosat Submits Unaudited Financial Results

For the Period Ended March 31, 2011

Jakarta, Indonesia, 29 April 2011: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its unaudited financial results for the period ended 31 March 2011 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded 3% year-on-year growth in consolidated operating revenues for the period, posting total revenues of IDR 4.88 trillion. On a normalized basis, excluding a charge of IDR 116 billion for the Voluntary Separation Scheme (VSS*), EBITDA increased by 5% to IDR 2,340.7 billion, implying an EBITDA margin of 48%. After taking the VSS charge, the company posted a 0.2% decline in EBITDA to IDR 2,223.7 billion (Q1-2010: IDR 2,227.6 billion), with the EBITDA margin declining by 1.4% to 45.6%. Operating expenses increased by 5.6% for the period, primarily driven by the VSS program. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 81%, 12% and 7% respectively to the Company’s consolidated operating revenue in the period.

Financial Highlights:

	Quarterly Analysis
	Q1 2011	Q1 2010	% change
Operating Revenue** (IDRbn)	4,877.8	4,734.7	3.0
Cellular** (IDRbn)	3,964.4	3,734.3	6.2
Non-Cellular** (IDRbn)	913.4	1,000.4	(8.7)
Operating Expenses (IDRbn)	(4,211.0)	(3,988.7)	5.6
Operating Income (IDRbn)	666.8	746.0	(10.6)
Other Expenses (IDRbn)	(14.9)	(325.5)	(95.4)
EBITDA*** (IDRbn)	2,223.7	2,227.6	(0.2)
EBITDA Margin (%)	45.6	47.0	(1.4)
Profit Attributable to Owners of the Company (previously Net Income) (IDRbn)	453.9	278.0	63.3
Cash-out Capex (IDRbn)	1,209.0	1,734.5	(30.3)
Total Debt (IDRbn)	23,955.3	24,937.4	(3.9)
Total Cellular Subs (mn)	45.7	37.7	21.2
Wireless Broadband Subs**** (thousand)	543.2	755.6	(28.1)
Fixed Wireless Access (FWA) Subs (thousand)	424.8	686.5	(38.1)
ARPU Cellular (IDR)	28,828	33,827	(14.8)
ARPU FWA (IDR)	22,804	19,051	19.7
BTS (2G and 3G)	18,368	17,010	8.0

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Earnings per share in Q1-2011 increased by 63.3% to IDR 83.5 (Q1-2010: IDR 51.2) as a result of higher foreign exchange gains and lower absolute financing costs despite an increase in depreciation and amortization expenses.

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Decrease in EBITDA margin of 1.4% to 45.6% as a result of one-off charges associated with the Voluntary Separation Scheme. Normalized EBITDA margin of 48%, excluding the one-off charge.

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Indosat reduced its total debt after repaying the following maturities: SEK Loan Tranche B Installment of USD 11.1 million, COFFACE facility installment from HSBC of USD7.9 million and SINOSURE facility installment from HSBC of USD2.2 million.

Operational Highlights:

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Cellular revenues grew at an annualized rate of 6.2%, supported by continued growth in the cellular customer base, which stood at 45.7m customers at the end of 1Q 2011.

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Cellular ARPU declined by 14.8% on year, predominantly as a result of the 21% increase in customer numbers over the same period last year.

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Indosat entered into a Revolving Credit Facility Agreement with BCA amounting to a maximum of Rp1 Trillion, with floating rate at JIBOR + 1.4% p.a.

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“We are pleased to see continued growth of our business in this intense competitive market. We grew our consolidated revenue by 3% mostly supported by cellular revenue growth of 6.2% despite a decline of 8.7% in non-cellular revenue. The slight contraction in our EBITDA and EBITDA margin is a result of the impact of our Voluntary Separation Scheme (VSS) program,which is in line with the company’s intention to transform its business to become the preferred provider of Information and Communication (ICT) services in Indonesia. We also show an improvement on profit attributable to owners of the company which has largely been driven as a result of higher foreign exchange gains, lower absolute financing costs despite continued increase in depreciation expenses and impact of VSS program. We remain optimistic about Indosat’s growth prospects in 2011 and will continue our tireless efforts to ensure all our stakeholders enjoy in the success of our business. ”

For more information please visit www.indosat.com.

*On January 20, 2011, the Company’s Board of Directors issued Directors’ Decree No. 003/Direksi/2011 regarding the Organizational Restructuring Program through an offering program on the basis of mutual agreement between the Company and certain employees (Voluntary Separation Scheme), that became effective on the same date.

**Including the reclassification~~s~~ ofa portion of International Call revenue from fixed telecommunication segment to cellular segment.

***EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

****Subscriber in Q1-2010 includes all numbers has been registered on network while subscribers in Q1-2011 only includes active subscriber numbers.

- Ends -

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.